Exhibit 99.1

QuantaSing Announces Unaudited Financial Results for the Second Quarter of Fiscal Year 2023

Beijing, February 27, 2023 /GLOBE NEWSWIRE/ - QuantaSing Group Limited (NASDAQ: QSG) (“QuantaSing” or the “Company”), a leading online learning service provider in China, today announced its unaudited financial results for the second quarter of the fiscal year ending June 30, 2023 (the “second quarter of FY 2023”, which refers to the quarter from October 1, 2022 to December 31, 2022).

Highlights for the Second Quarter of FY 2023

●	Revenues for the second quarter of FY 2023 were RMB786.4 million (US$114.0 million), representing an increase of 19.3% from the first quarter of the fiscal year ending June 30, 2023 (the “first quarter of FY 2023”) and a decrease of 2.2% from the second quarter of the fiscal year ended June 30, 2022 (the “second quarter of FY 2022”).
●	Gross billings of individual online learning services[1] for the second quarter of FY 2023 were RMB818.8 million (US$118.7 million), representing an increase of 23.1% from the first quarter of FY 2023 and an increase of 12.1% from the second quarter of FY 2022.
●	Net loss for the second quarter of FY 2023 was RMB41.4 million (US$6.0 million), narrowing by 57.4% from RMB97.3 million in the first quarter of FY 2023, compared with a net income of RMB46.1 million in the second quarter of FY 2022.
●	Adjusted net income[2] for the second quarter of FY 2023, was RMB21.8 million (US$3.2 million), compared with an adjusted net loss of RMB50.9 million in the first quarter of FY 2023, and an adjusted net income of RMB77.6 million in the second quarter of FY 2022.
●	Total registered users increased by 109.1% to approximately 77.8 million as of December 31, 2022, from 37.2 million as of December 31, 2021.
●	Paying learners increased by 33.3% year over year to approximately 0.4 million in the second quarter of FY 2023.

Mr. Peng Li, Chairman and Chief Executive Officer of QuantaSing, stated, “Driven by our innovative course offerings, nimble business model, and differentiated content development system, we maintained our revenue growth momentum and generated an adjusted net income during the second quarter of FY 2023. Cognizant of future market headwinds, we have bolstered our resilience by widening our customer base, optimizing our expenses, and intensifying our focus on cross-selling and generating synergistic value. Fortified by these initiatives, and boosted by promising secular trends, we are confident of our ability to successfully navigate through the near-term uncertainties and volatilities ahead. With our robust business model, diversified customer base, and the favorable growth in China’s adult learning market, we are well-positioned to increase our revenues and expand margins as we continue to execute on our mission to improve lives through lifelong learning and development.”

Mr. Dong Xie, Chief Financial Officer of QuantaSing, added, “Steady demand from our diversified customer base for our consumer and enterprise offerings drove our revenue growth in the second quarter of FY 2023 as compared with the first quarter of FY 2023, despite the challenging macro backdrop. During the quarter, we further optimized our efficiencies while investing into our technological capabilities, as we maintained our efforts to deliver sustainable long-term growth. Looking ahead, we will continue to improve our content offerings and broaden our services while generating further value for shareholders.”

[1]	Gross billings of individual online learning services is a non-GAAP financial measure. For a reconciliation of revenues of individual online learning services to gross billings of individual online learning services, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.
[2]	Adjusted net income/(loss) is a non-GAAP financial measure. For a reconciliation of net income/(loss) to adjusted net income/(loss), see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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Financial Results for the Second Quarter of FY 2023

Revenues

Revenues declined by 2.2% year over year to RMB786.4 million (US$114.0 million) in the second quarter of FY 2023, primarily due to the decrease in revenues from financial literacy courses and other services.

●	Revenues from individual online learning services increased by 4.7% year over year to RMB704.0 million (US$102.1 million) in the second quarter of FY 2023 from RMB672.4 million in the second quarter of FY 2022, primarily due to the increase of RMB170.8 million (US$24.8 million) in revenues from other personal interest courses, partially offset by the decrease of RMB139.3 million (US$20.2 million) in revenues from financial literacy courses.

●	Revenues from enterprise services increased by 68.2% year over year to RMB82.3 million (US$11.9 million) in the second quarter of FY 2023 from RMB49.0 million in the second quarter of FY 2022, primarily due to an increased revenue of RMB38.0 million (US$5.5 million) for marketing services provided by the Company to Beijing Baichuan Insurance Brokerage Co., Ltd., which has become a related party of the Company since March 2022, when the Company disposed of it to its affiliate.

●	Revenues from other services decreased to RMB0.1 million (US$0.01 million) in the second quarter of FY 2023 from RMB82.6 million in the second quarter of FY 2022, primarily due to the decrease in revenues from insurance brokerage services. In early 2022, the Company ceased such business and disposed of it to an affiliate.

Costs of revenues

Costs of revenues decreased by 1.6% year over year to RMB99.3 million (US$14.4 million) in the second quarter of FY 2023 from RMB100.9 million in the second quarter of FY 2022, mainly due to a decrease in labor outsourcing costs of RMB17.1 million (US$2.5 million), partially offset by an increase in staff costs of RMB11.6 million (US$1.7 million) (including an increase in share-based compensation of RMB4.2 million (US$0.6 million)).

Sales and marketing expenses

Sales and marketing expenses increased by 11.2% year over year to RMB622.9 million (US$90.3 million) in the second quarter of FY 2023 from RMB560.2 million in the second quarter of FY 2022, mainly due to an increase in marketing and promotion expenses of RMB72.1 million (US$10.4 million).

Research and development expenses

Research and development expenses increased by 24.6% year over year to RMB64.3 million (US$9.3 million) in the second quarter of FY 2023 from RMB51.6 million in the second quarter of FY 2022, mainly due to an increase in share-based compensation expenses of RMB10.8 million (US$1.6 million).

General and administrative expenses

General and administrative expenses increased by 15.5% year over year to RMB44.5 million (US$6.5 million) in the second quarter of FY 2023 from RMB38.5 million in the second quarter of FY 2022, primarily due to an increase in share-based compensation expenses of RMB11.4 million (US$1.6 million).

Net loss and adjusted net income

Net loss was RMB41.4 million (US$6.0 million) in the second quarter of FY 2023, compared with a net income of RMB46.1 million in the same period of the prior fiscal year. Adjusted net income was RMB21.8 million (US$3.2 million) in the second quarter of FY 2023, compared with RMB77.6 million in the same period of the prior fiscal year.

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Earnings per share and adjusted earnings per share3

Basic and diluted net loss per share were both RMB0.89 (US$0.13) in the second quarter of FY 2023, compared with basic net income per share of RMB0.26 and diluted net income per share of RMB0.21 in the same period of the prior fiscal year. Basic and diluted adjusted net income per share were both RMB0.07 (US$0.01) in the second quarter of FY 2023, compared with basic and diluted adjusted net income per share of RMB0.47 and RMB0.38, respectively, in the same period of the prior fiscal year.

Balance Sheet

As of December 31, 2022, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB525.7 million (US$76.2 million), compared with RMB399.1 million as of June 30, 2022.

Financial Outlook

Based on currently available information, for the third quarter of FY 2023, the Company expects its revenues to be in the range of RMB750.0 million to RMB780.0 million, representing a year-over-year increase of 8.6% to 12.9%. The forecasts reflect the Company’s current and preliminary views on the market and its operating conditions, which are subject to change.

Recent Developments

On January 27, 2023, the Company successfully completed its initial public offering of 3,250,000 American Depositary Shares (“ADSs”), obtaining approximately US$40.6 million in gross proceeds. Each ADS represents three of the Class A ordinary shares of the Company, par value US$0.0001 per share.

On February 16, 2023, the Company successfully completed an additional offering of 127,396 ADSs pursuant to the partial exercise of the overallotment option by the underwriters, obtaining approximately US$1.6 million in gross proceeds.

Conference Call Information

The Company’s management team will hold a conference call at 07:00 a.m. Eastern Time on February, 27, 2023 (08:00 p.m. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	3747357

[3]	Basic and diluted adjusted net income/(loss) per share are non-GAAP financial measures. For a reconciliation of basic and diluted net income/(loss) per share to basic and diluted adjusted net income/(loss) per share, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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The replay will be accessible through March 6, 2023 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	1587320

A live and archived webcast of the conference call will be available at the Company’s investor relations website at ir.liangzizhige.com.

Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, the Company uses gross billings of individual online learning services, adjusted net income/(loss) and basic and diluted adjusted net income/(loss) per share as its non-GAAP financial measures. Gross billings of individual online learning services for a specific period represents revenues of the Company’s individual online learning services net of the changes in deferred revenues in such period, further adjusted by value-added tax and certain cost deduction in such period. Adjusted net income/(loss) represents net income/(loss) excluding share-based compensation expense. Basic and diluted adjusted net income/(loss) per share represents adjusted net income/(loss) attributable to ordinary shareholders of QuantaSing Group Limited divided by weighted average number of ordinary shares outstanding during the periods used in computing adjusted net income/(loss) per share, basic and diluted. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for revenue, net income/(loss), net income/(loss) per share, basic and diluted or other consolidated statements of operations data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on these non-GAAP financial measures, please see the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB6.8972 to US$1.00, the exchange rate on December 30, 2022, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1955. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding QuantaSing’s financial outlook, beliefs and expectations. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Among other things, the Financial Outlook in this announcement contains forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new users and learners and to increase the spending and revenues generated from users and learners; its ability to maintain and enhance the recognition and reputation of its brand; its expectations regarding demand for and market acceptance of its services and products; trends and competition in China’s adult learning market; changes in its revenues and certain cost or expense items; the expected growth of China’s adult learning market; PRC governmental policies and regulations relating to the Company’s business and industry, general economic and political conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC, including, without limitation, the final prospectus related to the IPO filed with the SEC dated January 24, 2023. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About QuantaSing Group Limited

QuantaSing is a leading online service provider in China dedicated to improving people’s quality of life and well-being by providing lifelong personal learning and development opportunities. The Company is the largest online learning service provider in China’s adult personal interest learning market and among the top five service providers in China’s total adult learning market in terms of revenue in 2021. By leveraging its proprietary tools and technology, QuantaSing offers easy-to-understand, affordable, and accessible online courses to adult learners under a variety of brands, including QiNiu, JiangZhen and QianChi, empowering them to pursue personal development. Leveraging its extensive experience in individual online learning services, the Company has also expanded its services to corporate clients including, among others, marketing services and enterprise talent management services.

For more information, please visit: ir.liangzizhige.com.

Contact

Investor Relations

Robin Yang, Partner

ICR, LLC

Email: QuantaSing.IR@icrinc.com

Phone: +1 (212) 537-0429

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2022	December 31, 2022	December 31, 2022
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	266,427	418,762	60,715
Restricted cash	-	92	13
Short-term investments	132,632	106,829	15,489
Accounts receivable, net	1,937	3,061	444
Amounts due from related parties	47,394	29,570	4,287
Prepayments and other current assets	115,560	149,042	21,609
Total current assets	563,950	707,356	102,557

Non-current assets:
Property and equipment, net	5,169	4,282	621
Operating lease right-of-use assets	23,917	106,030	15,373
Other non-current assets	10,430	25,523	3,700
Total non-current assets	39,516	135,835	19,694
TOTAL ASSETS	603,466	843,191	122,251

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2022	December 31, 2022	December 31, 2022
	RMB	RMB	US$

LIABILITIES
Current liabilities:
Accounts payables	45,178	71,015	10,296
Accrued expenses and other current liabilities	108,592	150,047	21,756
Income tax payable	7,298	14,129	2,049
Contract liabilities, current portion	384,729	465,872	67,545
Advance from customers	151,089	185,065	26,832
Operating lease liabilities, current portion	16,331	34,686	5,029
Total current liabilities	713,217	920,814	133,507

Non-current liabilities:
Contract liabilities, non-current portion	8,869	1,601	232
Operating lease liabilities, non-current portion	6,566	73,770	10,696
Total non-current liabilities	15,435	75,371	10,928
TOTAL LIABILITIES	728,652	996,185	144,435

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2022	December 31, 2022	December 31, 2022
	RMB	RMB	US$

MEZZANINE EQUITY
Series A convertible redeemable preferred shares (US$0.0001 par value, 22,000,000 shares authorized, issued and outstanding as of June 30, 2022 and December 31, 2022, respectively)	82,002	82,002	11,889
Series B convertible redeemable preferred shares (US$0.0001 par value, 23,983,789 shares authorized, issued and outstanding as of June 30, 2022 and December 31, 2022, respectively)	94,833	94,833	13,749
Series B-1 convertible redeemable preferred shares (US$0.0001 par value, 7,913,872 shares authorized, issued and outstanding as of June 30, 2022 and December 31, 2022, respectively)	33,612	33,612	4,873
Series C convertible redeemable preferred shares (US$0.0001 par value, 20,327,789 shares authorized, issued and outstanding as of June 30, 2022 and December 31, 2022, respectively)	108,892	111,419	16,154
Series D convertible redeemable preferred shares (US$0.0001 par value, 11,818,754 shares authorized, issued and outstanding as of June 30, 2022 and December 31, 2022, respectively)	104,156	109,075	15,814
Series E convertible redeemable preferred shares (US$0.0001 par value, 14,799,427 shares authorized, issued and outstanding as of June 30, 2022 and December 31, 2022, respectively)	240,665	252,731	36,643
TOTAL MEZZANINE EQUITY	664,160	683,672	99,122

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (US$0.0001 par value; 345,113,731 shares authorized, 4,783,589 shares issued and outstanding as of June 30, 2022 and December 31, 2022, respectively)	3	3	-
Class B ordinary shares (US$0.0001 par value; 54,042,638 shares authorized, 49,859,049 shares issued and outstanding as of June 30, 2022 and December 31, 2022, respectively)	29	34	5
Additional paid-in capital	69,934	159,951	23,191
Accumulated other comprehensive income	1,839	3,176	460
Accumulative deficit	(861,151)	(999,830)	(144,962)
TOTAL SHAREHOLDERS’ DEFICIT	(789,346)	(836,666)	(121,306)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	603,466	843,191	122,251

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except for shares and per share data)

	For the Three Months Ended December 31,			For the Six Months Ended December 31,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$

Revenues	803,976	786,425	114,021	1,548,017	1,445,791	209,620
Cost of revenues	(100,869)	(99,253)	(14,390)	(186,950)	(174,315)	(25,273)

Gross Profit	703,107	687,172	99,631	1,361,067	1,271,476	184,347

Operating expenses:
Sales and marketing expenses	(560,175)	(622,901)	(90,312)	(1,230,347)	(1,204,059)	(174,572)
Research and development expenses	(51,581)	(64,269)	(9,318)	(93,557)	(116,570)	(16,901)
General and administrative expenses	(38,539)	(44,526)	(6,456)	(68,867)	(88,916)	(12,892)
Total operating expenses	(650,295)	(731,696)	(106,086)	(1,392,771)	(1,409,545)	(204,365)

Income/(Loss) from operations	52,812	(44,524)	(6,455)	(31,704)	(138,069)	(20,018)

Other income:
Interest income	61	656	95	81	848	123
Others, net	1,890	3,502	508	7,917	9,952	1,443

Income/(Loss) before income tax	54,763	(40,366)	(5,852)	(23,706)	(127,269)	(18,452)
Income tax expense	(8,686)	(1,035)	(150)	(8,144)	(11,410)	(1,654)

Net income/(loss)	46,077	(41,401)	(6,002)	(31,850)	(138,679)	(20,106)
Other comprehensive (loss)/ income
Foreign currency translation adjustments, net of nil tax	(767)	(789)	(114)	(563)	1,337	194
Total other comprehensive (loss)/ income	(767)	(789)	(114)	(563)	1,337	194

Total comprehensive income/(loss)	45,310	(42,190)	(6,116)	(32,413)	(137,342)	(19,912)

Net income/(loss)	46,077	(41,401)	(6,002)	(31,850)	(138,679)	(20,106)
Allocation of accretion of Predecessors’ preferred shares	(6,147)	-	-	(12,269)	-	-
Accretion of the Company’s preferred shares	-	(10,043)	(1,456)	-	(19,512)	(2,829)
Income allocation to participating preferred shares	(26,680)	-	-	-	-	-
Net income/(loss) attributable to ordinary shareholders of QuantaSing Group Limited	13,250	(51,444)	(7,458)	(44,119)	(158,191)	(22,935)

Net income/(loss) per ordinary share
- Basic	0.26	(0.89)	(0.13)	(0.91)	(2.82)	(0.41)
- Diluted	0.21	(0.89)	(0.13)	(0.91)	(2.82)	(0.41)
Weighted average number of ordinary shares used in computing net income/(loss) per share
- Basic	50,083,278	57,839,074	57,839,074	48,460,046	56,139,430	56,139,430
- Diluted	62,766,703	57,839,074	57,839,074	48,460,046	56,139,430	56,139,430
Share-based compensation expenses included in
Cost of revenues	(3,067)	(7,311)	(1,060)	(6,213)	(11,963)	(1,734)
Sales and marketing expenses	(9,801)	(15,097)	(2,189)	(19,852)	(27,616)	(4,004)
Research and development expenses	(9,660)	(20,439)	(2,963)	(18,396)	(32,507)	(4,713)
General and administrative expenses	(8,958)	(20,317)	(2,946)	(16,158)	(37,448)	(5,429)

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QUANTASING GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for shares and per share data)

The following table below sets forth a reconciliation of revenues to gross billings for the periods indicated:

	For the Three Months Ended December 31,			For the Six Months Ended December 31,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$

Revenues of individual online learning services:	672,444	703,983	102,068	1,320,224	1,289,068	186,897
Add: value-added tax	42,101	43,740	6,342	83,665	81,716	11,848
Add: cost deduction⑴	2,284	-	-	3,251	-	-
Add: ending deferred revenues⑵	555,068	644,586	93,456	555,068	644,586	93,456
Less: beginning deferred revenues⑵	(541,336)	(573,528)	(83,154)	(427,288)	(531,662)	(77,084)

Gross billings of individual online learning services	730,561	818,781	118,712	1,534,920	1,483,708	215,117

(1)	Cost deduction represents the costs paid to third-party content providers of certain cooperative personal interest courses, for which the Company collected tuition fees from learners on behalf of the content providers and recognized revenue on a net basis.
(2)	Deferred revenues include contract liabilities, advance from customers, and refund liability of individual online learning services included in “accrued expenses and other current liabilities.”

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QUANTASING GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS - continued

(Amounts in thousands, except for shares and per share data)

The following table below sets forth a reconciliation of net income/(loss) to adjusted net income/(loss) and basic and diluted net income/(loss) per share to basic and diluted adjusted net income/(loss) per share for the periods indicated:

	For the Three Months Ended December 31,			For the Six Months Ended December 31,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$

Net income/(loss)	46,077	(41,401)	(6,002)	(31,850)	(138,679)	(20,106)
Add: Share-based compensation	31,486	63,164	9,158	60,619	109,534	15,880

Adjusted net income/(loss)	77,563	21,763	3,156	28,769	(29,145)	(4,226)
Allocation of accretion of Predecessors’ preferred shares	(6,147)	-	-	(12,269)	-	-
Accretion of the Company’s preferred shares	-	(10,043)	(1,456)	-	(19,512)	(2,829)
Income allocation to participating preferred shares	(47,717)	(7,448)	(1,080)	(11,145)	-	-
Adjusted net income/(loss) attributable to ordinary shareholders of QuantaSing Group Limited	23,699	4,272	620	5,355	(48,657)	(7,055)

Weighted average number of ordinary shares used in computing net income/(loss) per share
- Basic	50,083,278	57,839,074	57,839,074	48,460,046	56,139,430	56,139,430
- Diluted	62,766,703	57,839,074	57,839,074	48,460,046	56,139,430	56,139,430
Weighted average number of ordinary shares used in computing adjusted net income/(loss) per share
- Basic	50,083,278	57,839,074	57,839,074	48,460,046	56,139,430	56,139,430
- Diluted	62,766,703	64,666,692	64,666,692	62,810,106	56,139,430	56,139,430

Net income/(loss) per ordinary share
- Basic	0.26	(0.89)	(0.13)	(0.91)	(2.82)	(0.41)
- Diluted	0.21	(0.89)	(0.13)	(0.91)	(2.82)	(0.41)
Non-GAAP adjustments to net income/(loss) per ordinary share
- Basic	0.21	0.96	0.14	1.02	1.95	0.28
- Diluted	0.17	0.96	0.14	1.00	1.95	0.28
Adjusted net income/(loss) per ordinary share
- Basic	0.47	0.07	0.01	0.11	(0.87)	(0.13)
- Diluted	0.38	0.07	0.01	0.09	(0.87)	(0.13)

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